Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Announces Board Change

SHANGHAI, May 4, 2017 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today a change to its Board of Directors. The Company’s Board of Directors has accepted the resignation of Mr. Kazumasa Watanabe due to a change in his professional responsibilities at Recruit Holdings Co., Ltd. (“Recruit”), which is a principal shareholder of the Company, and has appointed Mr. Junichi Arai as a director, effective immediately.

Mr. Arai is a corporate officer of Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, since November 2016. He is responsible for Recruit’s capital market strategies in the finance department and corporate planning department. Prior to joining Recruit, Mr. Arai had an extensive career in investment banking, especially in strategic advisory services, for 28 years. He worked at Lehman Brothers Japan, Morgan Stanley Japan and Mitsubishi UFJ Securities and also co-founded Nakamura Arai Partners, a small boutique advisory firm, in 2011. Mr. Arai received his Bachelor degree in Economics from Keio University in 1988.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

# # #